EXHIBIT 12.1

PENINSULA GAMING, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands of dollars)

	Year Ended December 31,
	2010	2009	2008	2007	2006

Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$3,511	$(13,441)	$22,756	$(5,154)	$6,328
Fixed charges excluding unamortized capitalized interest	61,750	75,224	42,149	42,931	35,235
Total earnings	$65,261	$61,783	$64,905	$37,777	$41,563

Fixed charges:
Interest expense including capitalized interest	$59,598	$72,882	$42,940	$41,348	$33,822
Portion of rental charges deemed to be interest	1,931	2,121	2,293	2,287	2,092
Total fixed charges	$61,529	$75,003	$45,233	$43,635	$35,914
Ratio of earnings to fixed charges	1.1	-	1.4	-	1.2

Deficiency	$-	13,220	$-	5,858	$-